COMPASS EMP FUNDS TRUST

17605 WRIGHT STREET

OMAHA, NE  68130

October 29, 2012

VIA ELECTRONIC TRANSMISSION

John Ganley

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Compass EMP Funds Trust. File Nos. 333-181176 and 811-22696

Dear Mr. Ganley:

Pursuant to Rule 461 under the Securities Act of 1933, Compass EMP Funds Trust (the "Registrant") and Northern Lights Distributors, LLC. (the Registrant’s principal underwriter/distributor for the Funds that are each a series of the Registrant), hereby request that the Commission accelerate the effective date of Pre-Effective Amendment No. 3 to the Registrant's Registration Statement (the "Amendment"), which was filed on October 29, 2012, to October 30, 2012, 8:00 A.M., or the earliest practicable date thereafter.  Absent acceleration, the Amendment would not become effective.

The Amendment was filed under the Securities Act for the purpose of responding to comments from the SEC staff with respect to registration of shares of the Funds that are each a series of the Registrant.  If you have any questions concerning this request please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Compass EMP Funds Trust

Northern Lights Distributors, LLC

By:

/s/ Stephen M. Hammers

By:

/s/ Brian Nielsen

Name:

Stephen M. Hammers

Name:

Brian Nielsen

Title:

President

Title:

President and Secretary